Item 77C
Salomon Brothers High Income Fund II Inc.


Results of a Special Meeting of Shareholders
On November 15, 2005, a Special Meeting of Shareholders was
held to approve a new management agreement. The following
table provides the number of votes cast for, against
or withheld, as well as the number of abstentions and broker non-votes as for the matter voted on at the Special Meeting of Shareholders.
Item Voted on          Votes For   Votes Against     Abstentions
Management Agreement   38,590,025    3,511,930        2,011,223